EXHIBIT 16.1

19720 Jetton Road, 3rd Floor Cornelius, NC 28031 Tel: 704-897-8336 Fax: 704-919-5089

To the Board of Directors

Metwood, Inc.

819 Naff Road

Boones Mill, Virginia 24065

Dear Directors,

Effective November 30, 2018, L&L CPAS, PA, will cease its services as your independent auditor. We have reached this decision reluctantly and after substantial deliberation.

We look forward to helping you make a smooth transition with your new auditor.

Sincerely,

L&L CPAS, PA

www.llcpas.net